UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Li-Cycle Holdings Corp.
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

50202P105
(CUSIP Number)

Peter Wright
Glencore Canada Corporation
100 King Street West, Suite 6900
Toronto, ON, M5X 1E3, Canada
(416) 775-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2024
(Date of Event Which Requires Filing of This Statement)
(Note: This Amendment No. 3 is not required at this time; it is filed voluntarily.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50202P105	13D
1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,853,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,853,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,853,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc. See Note (1) to Glencore Canada Corporation’s cover page of this Amendment No. 3. See Item 5 for more information.

(2) See Note (2) to Glencore Canada Corporation’s cover page of this Amendment No. 3. See Item 5 for more information.

CUSIP No. 50202P105	13D
1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,853,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,853,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,853,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG. See Note (1) to Glencore Canada Corporation’s cover page of this Amendment No. 3. See Item 5 for more information.

(2) See Note (2) to Glencore Canada Corporation’s cover page of this Amendment No. 3. See Item 5 for more information.

CUSIP No. 50202P105	13D
1	NAMES OF REPORTING PERSONS
Glencore Canada Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,853,481 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,853,481 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,853,481 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 21,846,058 Common Shares of Li-Cycle Holdings Corp (the “Issuer”) that are issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment and including accrued but unpaid interest through October 4, 2024, plus 7,423 Common Shares of the Issuer awarded to Mr. Kunal Sinha under the Issuer’s 2021 Incentive Award Plan. See Item 5 for more information.

(2) Percent of Common Shares calculated based on 23,219,938 Common Shares of the Issuer outstanding as of October 4, 2024 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the number of Common Shares of the Issuer that are issuable to Glencore Canada Corporation as described in Note (1) above. See Item 5 for more information.

This Amendment No. 3 (this “Amendment No. 3”) is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2022 (as amended, from time to time, the “Schedule 13D”) relating to the common shares, without par value (the “Common Shares”), of Li-Cycle Holdings Corp. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 3 is being filed voluntarily to update certain information in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of October 15, 2024 are listed in Schedule I hereto (the “Schedule I Persons”), which Schedule I is incorporated herein by reference.

As of the date of this Amendment No. 3, other than as set out in Schedule II hereto, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

Effective June 3, 2024, the Issuer effected a share consolidation where every eight Common Shares were automatically consolidated into one Common Share (the “Share Consolidation”). Additionally, on June 28, 2024, the Issuer entered into an At Market Issuance Sales Agreement (the “ATM Program”) with B. Riley Securities, Inc. (“Agent”) pursuant to which the Issuer may, from time to time, offer and sell Common Shares through or to the Agent. As of October 15, 2024, in accordance with the terms of the applicable notes, the Conversion Price for the A&R Glencore Convertible Notes is $79.09 (as adjusted, with corresponding updates with respect to each Modification Date adjustment) and the New Note Conversion Price for the Senior Secured Convertible Note is $4.23 (as adjusted) following the Share Consolidation and sales of Common Shares by the Issuer pursuant to the ATM Program, subject to future adjustments in accordance with the terms of the applicable notes.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 3, as of October 15, 2024, are incorporated herein by reference.

As of such date, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 21,846,058 Common Shares issuable upon the conversion of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation, including accrued but unpaid interest through October 4, 2024, plus 7,423 Common Shares awarded to Mr. Kunal Sinha under the Issuer’s 2021 Incentive Award Plan. This amount of Common Shares represents approximately 48.5% of the outstanding Common Shares and is calculated based on 23,219,238 Common Shares of the Issuer outstanding as of as of October 4, 2024 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the 21,846,058 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of all of the Senior Secured Convertible Note and A&R Glencore Convertible Notes directly owned by Glencore Canada Corporation including accrued but unpaid interest through October 4, 2024. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares, except as otherwise disclosed in this Amendment No. 3 and Mr. Sinha received from the Issuer an award of 27,606 restricted stock units (after giving effect to the Share Consolidation) under the Issuer’s 2021 Incentive Award Plan. Each restricted stock unit represents the contingent right to receive one Common Share subject to time-vesting conditions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On October 2, 2024, the Issuer and Glencore Canada Corporation entered into a letter agreement (the “Letter Agreement”) to address certain anti-dilution notice provisions in the Senior Secured Convertible Note and A&R Glencore Convertible Notes in relation to the ATM Program.

The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is incorporated by reference as Exhibit 99.7 to this Amendment No. 3.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description

99.7	Letter Agreement, dated October 2, 2024, between Li-Cycle Holdings Corp. and Glencore Canada Corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2024	GLENCORE PLC

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Company Secretary

GLENCORE INTERNATIONAL AG

	By:	/s/ John Burton
	Name:	John Burton
	Title:	Director

	By:	/s/ Steven Kalmin
	Name:	Steven Kalmin
	Title:	Director

GLENCORE CANADA CORPORATION

	By:	/s/ Peter Wright
	Name:	Peter Wright
	Title:	Director

SCHEDULE I

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore Canada Corporation. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any Common Shares.

Directors of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle, Director	Chief Executive Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Kalidas Madhavpeddi, Non-Executive Chairman	Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA
John Wallington, Non-Executive Director	Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
David Wormsley, Non-Executive Director	Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Martin Gilbert, Non-Executive Director	Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom
Cynthia Carroll, Non-Executive Director	Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	USA

Gill Marcus, Senior Independent Director	Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa	South Africa
Liz Hewitt, Non-Executive Director	Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom	United Kingdom

Executive Officers of Glencore plc: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle	Chief Executive Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin	Chief Financial Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton	Company Secretary of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Directors and Executive Officers of Glencore International AG: Name	Principal Occupation	Business Address	Citizenship
Gary Nagle, Member of the Board of Directors	Chief Executive Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	South Africa
Steven Kalmin, Member of the Board of Directors	Chief Financial Officer of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	Australia
John Burton, Member of Board of Directors	Company Secretary of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland	United Kingdom

Each director of Glencore International AG is also an executive officer of the company.

Directors and Executive Officers of Glencore Canada Corporation: Name	Principal Occupation	Business Address	Citizenship
Michael Boone, Director	Finance at Glencore Canada	c/o Glencore Canada Corporation, 100, King Street West, Suite 6900, Toronto, ON, M5X 1E3, Canada	Canada
Peter Wright, Director	VP Legal at Glencore Canada	c/o Glencore Canada Corporation, 100, King Street West, Suite 6900, Toronto, ON, M5X 1E3, Canada	Canada

SCHEDULE II

On May 24, 2022, in an agreement with the Department of Justice (“DOJ”), subject to final approval by the Court, Glencore International AG, a wholly-owned subsidiary of Glencore plc, agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the US Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with UK authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission (“CFTC”). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG’s compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore AG agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain US fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore AG’s compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, Glencore International AG, Glencore AG and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain US fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On May 24, 2022, Glencore further agreed to pay $39,598,367 under a resolution signed with the Brazilian Federal Prosecutor’s Office in connection with its bribery investigation.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the UK Bribery Act 2010. On November 3, 2022, Glencore Energy UK Limited was sentenced to pay a financial penalty and costs of GBP 280,965,092.95.

On August 5, 2024, the Office of the Attorney General of Switzerland (“OAG”) announced that it has closed its criminal investigation against Glencore International with a summary penalty order and an abandonment order. The summary penalty order holds Glencore International criminally liable for failing to have taken all necessary and reasonable organizational measures to prevent the bribery of a Congolese public official by a business partner in 2011 in connection with the acquisition from the state-owned mining company by that business partner of minority stakes in two mining companies in the Democratic Republic of the Congo. The OAG stated in the summary penalty order that it did not identify that any Glencore employees had any knowledge of the bribery by the business partner, nor did Glencore benefit financially from the conduct of the business partner. Glencore International has been sentenced to a fine of CHF 2 million and the OAG imposed a compensation claim in the amount of US$150 million in respect of the estimated benefit obtained by the business partner. Glencore has cooperated fully with the investigation by the OAG and taken significant measures to enhance its compliance programme, particularly since 2016, both of which were taken into account as mitigating factors in setting the amount of the fine. The parallel investigation by the Dutch Prosecution Service has also been concluded, and the case was dismissed following the resolution of the Swiss investigation. Glencore does not admit the findings of the OAG, but in the interests of resolving this matter has agreed not to appeal the summary penalty order.